UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 31, 2021

UNION ACQUISITION CORP. II
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39089 (Commission File Number)	N/A (I.R.S. Employer Identification No.)
1425 Brickell Ave., #57B Miami, FL (Address of principal executive offices)		33131 (Zip Code)

Registrant’s telephone number, including area code: (212) 981-0630

Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one ordinary share and one redeemable warrant	LATNU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	LATN	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	LATNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 1.01 Entry into a Material Definitive Agreement.

On March 31, 2021, Union Acquisition Corp. II (the “Registrant” or “SPAC”), Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta (the “Company”), Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (“Holdco”) and OZLEM Limited, an exempted company incorporated under the laws of the Cayman Islands entered into a Business Combination Agreement (the “Business Combination Agreement”). As a result of the transactions contemplated by the Business Combination Agreement (the “Transactions”), each of SPAC and the Company will become direct wholly-owned subsidiaries of Holdco and each of the shareholders of the Company and the shareholders of SPAC will become holders of issued and outstanding ordinary shares of Holdco.

Concurrently with the execution of the Business Combination Agreement, SPAC, Union Group International Holdings Limited (“UGI”) and Union Acquisition Associates II, LLC (“UAA” and collectively with UGI, the “Sponsors”), the Company, Holdco, certain shareholders of the Company and certain holders of ordinary shares of SPAC, par value $0.0001 per share (“SPAC Ordinary Shares”) and warrants to purchase SPAC Ordinary Shares (the “SPAC Investors”) entered into a Transaction Support Agreement (the “Transaction Support Agreement”) pursuant to which, among other things, the Sponsors and the SPAC Investors have agreed to take certain actions to support the Transactions.

Concurrently with the execution of the Business Combination Agreement, SPAC also entered into separate subscription agreements (collectively, the “Subscription Agreements”), dated March 31, 2021, with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for an aggregate of 10,000,000 SPAC Ordinary Shares (the “Subscribed SPAC Ordinary Shares”) for a purchase price of $10.00 per SPAC Ordinary Share and an aggregate purchase price of $100,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated, and the Subscribed SPAC Ordinary Shares will be exchanged for ordinary shares of Holdco, substantially concurrently with the closing of the business combination contemplated by the Business Combination Agreement.

A copy of the Business Combination Agreement, the Transaction Support Agreement and the form of the Subscription Agreements will be filed by amendment on Form 8-K/A to this Current Report on Form 8-K (“Current Report”) within four business days of the date hereof, and the foregoing description of each of the Business Combination Agreement, the Transaction Support Agreement and the Subscription Agreements is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The SPAC Ordinary Shares to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On March 31, 2021, SPAC and the Company issued a joint press release announcing the execution of the Business Combination Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein. The investor presentation dated March 2021 that SPAC and the Company have prepared for use in connection with the announcement of the Transactions is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Transactions, Holdco is expected to file a registration statement on Form F-4 with the SEC that will include a proxy statement of SPAC that will also constitute a prospectus of Holdco. Each of SPAC and Holdco urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Transactions, as these materials will contain important information about Holdco, the Company, SPAC and the Transactions. Such persons can also read SPAC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, for a description of the security holdings of SPAC’s officers and directors and their respective interests as security holders in the consummation of the Transactions. When available, the definitive proxy statement/prospectus will be mailed to SPAC’s and ’s shareholder. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131 or Procaps Group, S.A., 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg.

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Participants in Solicitation

SPAC, Holdco and the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and executive officers in SPAC’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, which was filed with the SEC on December 30, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s participants in the solicitation, which may, in some cases, be different than those of SPAC’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

Forward-Looking Statements

This Current Report contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the benefits of the Transactions, the anticipated timing of the Transactions, the products offered by the Company and the markets in which it operates, and Holdco’s projected future results. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements also include projected financial information, including Adjusted EBITDA margin and free cash flow; the expected gross cash proceeds from the transaction; expected future capitalization; the expected listing of the shares of Holdco and the closing of the transaction; expectations relating to Holdco’s ability to invest in growth and new product categories and capitalize on favorable regional dynamics through organic and inorganic growth; estimated product launches in next three years; belief that Holdco will be sufficiently capitalized to provide innovative solutions and drive growth initiatives; and expected synergies through innovation, economies of scale and lower cost of capital. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities, (ii) the risk that the transaction may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the adoption of the Business Combination Agreement by the stockholders of SPAC and the Company, the satisfaction of the minimum trust account amount following redemptions by SPAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Transactions; (vii) the effect of the announcement or pendency of the Transactions on the Company’s business relationships, performance, and business generally, (viii) risks that the Transactions disrupt current plans and operations of the Company and potential difficulties in the Company’s employee retention as a result of the Transactions, (ix) the outcome of any legal proceedings that may be instituted against the Company, Holdco or SPAC related to the Business Combination Agreement or the Transactions, (x) the ability to maintain the listing of SPAC’s securities on the NASDAQ Stock Market, (xi) the price of SPAC’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates, (xiv) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products, or experience significant delays in doing so, (xv) the risk that the post-combination company may never achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk of product liability or regulatory lawsuits or proceedings relating to the Company’s products and services; (xxii) the risk that the Company is unable to secure or protect its intellectual property; and (xxiii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-1 related to SPAC’s initial public offering, the proxy statement/prospectus discussed above and other documents filed by SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Holdco, the Company and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Holdco, the Company nor SPAC gives any assurance that either Holdco, the Company or SPAC will achieve its expectations.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPAC, the Company or Holdco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

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Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX
Exhibit No.	Description
99.1	Joint Press Release of SPAC and the Company, dated March 31, 2021
99.2	Investor Presentation of SPAC and the Company, dated March 2021

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Union Acquisition Corp. II
Dated: March 31, 2021
	By:	/s/ Kyle P. Bransfield
Name: Kyle P. Bransfield Title: Chief Executive Officer

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